FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  December, 2013
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) makes the following important announcement.

The board of directors has today decided on the method of payment of the structuring and underwriting fee due to the institutional investors that are the Company's creditors as a result of the restructuring and rollover of its financial debt and the additional facility, announced in the regulatory notice published yesterday, reference number 196778. The fee will be paid by carrying out the issue of Warrants agreed upon as the first item of business at the extraordinary general meeting of shareholders held on 10 December. The Warrants will confer the right to subscribe for a maximum of 215,605,157 Class A ordinary shares of PRISA and will be issued in accordance with the terms and conditions set out in the resolutions passed at that general meeting.

The board has taken this decision in view of the restrictions on the Company's capacity for any additional borrowing under the refinancing agreements entered into on 11 December, as well as the planned purposes of the money under the additional facility.

These Warrants have been subscribed for by the 16 institutional investors whose details are included in the report from the directors issued by the board on 23 October 2013 and made available to the shareholders on the occasion of the extraordinary general meeting.

In Madrid, December 13th, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
	Name:	Antonio García-Mon
	Title:	Secretary of the Board of Directors

December 13, 2013